EXHIBIT 99.1

Entrée Resources Provides Update on Oyu Tolgoi JV  and Corporate Activities

VANCOUVER, British Columbia, June 19, 2017 (GLOBE NEWSWIRE) -- Entrée Resources Ltd. (TSX:ETG) (NYSE MKT:EGI) (the "Company" or "Entrée") is pleased to provide the following corporate update after completion of its restructuring plan which involved the re-branding of "Entrée Gold Inc." to "Entrée Resources Ltd." and the spin-out of its U.S. development and exploration assets into a new TSX listed vehicle called "Mason Resources Corp." (TSX:MNR).  Entrée has retained ownership of its joint venture interest in the construction stage Oyu Tolgoi underground mining project in Mongolia as its flagship asset, with other royalty assets in Peru and Australia.

Stephen Scott, Entrée’s President and CEO, stated, “We are very happy to report that the restructuring was completed on schedule and effective May 12, 2017 Entrée and Mason Resources began trading independently.  Entrée’s immediate focus will be on protecting and enhancing the value of its Oyu Tolgoi joint venture interest. The Oyu Tolgoi underground project is one of the world’s most important new copper-gold mines, and under the stewardship of our partners, Oyu Tolgoi LLC and developer/operator Rio Tinto, construction remains substantially on schedule. I am very excited about the fast approaching commencement of first development work on the joint venture licenses followed by first joint venture development production in approximately 2021.  Entrée Resources launched with more than US$9 million in cash which, given our focus on rigorous fiscal management, is sufficient to meet all funding requirements for the foreseeable future.”

OYU TOLGOI UNDERGROUND DEVELOPMENT PROJECT UPDATE

Turquoise Hill Resources reported on May 15, 2017 that the focus of underground development activities in Q1 2017 continued to be lateral development, sinking of Shafts 2 and 5, support infrastructure and the convey-to-surface system.  Approximately the equivalent of one kilometre of lateral development was completed during Q1 2017 and since the re-start of development in 2016 a total of 2.6 equivalent kilometres of lateral development have been completed. Sinking of Shaft 2 is expected to reach its final depth of 1,284 metres later in 2017. Shaft 5 sinking has progressed more slowly than expected due to an extended construction re-start period and lower productivity with completion now likely in early 2018. While sinking progress was slower than expected during Q1 2017, Turquoise Hill expects improved sinking rates for the balance of 2017. Shaft 5 will be dedicated to ventilation thereby increasing the capacity for underground activities. Sinking of Shaft 4, which Entrée expects to commence in 2018 based on the anticipated completion date, will be the first physical development on the Entrée/Oyu Tolgoi joint venture property. Turquoise Hill has previously announced that Shaft 4 should be complete in 2021.

Supporting infrastructure progressed during Q1 2017 with camp construction activities increasing. The new development crusher and dewatering system are on target to enable an additional development crew to be added in Q3 2017.

During Q1 2017, development of the convey-to-surface decline continued to progress following completion of bulk excavation at the end of 2016. The convey-to-surface system is the eventual route of the full 95,000 tonne per day underground ore delivery system to the concentrator. Turquoise Hill continues to expect production from the first draw bell on the Oyu Tolgoi property in mid-2020.

Refer to Turquoise Hill’s May 15, 2017 press release for further details on the development of the underground mine at Oyu Tolgoi.

CORPORATE ACTIVITIES

Near term priorities for Entrée will include:

  Completion of an updated Technical Report which will include a Preliminary Economic Assessment of the Entrée/Oyu Tolgoi joint venture’s Hugo North Extension Lift 2 and Heruga deposits. Amec Foster Wheeler has been retained to complete an initial data review to be followed by the updated Technical Report. Completion of this Technical Report will be an important milestone and help investors understand the underlying value of Entrée’s flagship asset.
  Entrée will continue to assess other value accretive royalty and development opportunities, however given the quality of existing assets, Entrée will take a very disciplined approach and apply stringent filters to the evaluation process.
  Identifying opportunities to streamline Entrée’s joint venture interest and/or crystalize value ahead of production from the Entrée/Oyu Tolgoi joint venture property.
  The Company will continue to remain prudent and identify opportunities to reduce its corporate burn rate expected to be approximately US$1 million per annum going forward.

MANAGEMENT

Entrée Resources will continue to be managed by the successful Entrée Gold team led by Chairman Michael Howard, President and CEO Stephen Scott, CFO Duane Lo, VP Legal Affairs Susan McLeod, and VP Corporate Development Rob Cinits.

ABOUT ENTRÉE RESOURCES LTD.

Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world’s largest copper-gold projects – the Oyu Tolgoi project in Mongolia.  The Entrée/Oyu Tolgoi joint venture property includes the Hugo North Extension and Heruga copper-gold deposits, as well as a large underexplored, highly prospective land package. Rio Tinto is managing the construction of Lift 1 of the Hugo North underground block cave on both the Oyu Tolgoi mining license and the Entrée/Oyu Tolgoi joint venture property. Lift 1 underground development is fully financed. Entrée has a 30% carried interest in all mineralization identified above 560 metres elevation, and a 20% carried interest in all mineralization extracted below 560 metres elevation from the Entrée/Oyu Tolgoi joint venture property. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill Resources Ltd. are major shareholders of Entrée, holding approximately 14%, 10% and 8% of the shares of the Company, respectively.  More information about Entrée can be found at www.EntreeResourcesLtd.com.

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; requirements for additional capital; uses of funds; the value and potential value of assets and the ability of Entrée to maximize returns to shareholders; anticipated future production, capital and operating costs, cash flows and mine life; completion of an updated technical report that includes a Preliminary Economic Assessment of Entrée’s interest in Lift 2 of the Hugo North Extension deposit and the Heruga deposit; the expected timing of first physical development on the Entrée/Oyu Tolgoi joint venture property; the expected timing for completion of Shaft 4; the expected timing of first development production from Lift 1 of the Hugo North Extension deposit; construction and continued development of the Oyu Tolgoi underground mine; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, legal proceedings and negotiations and the environment in which the Company will operate in the future, including the price of copper, gold and silver, and the status of the Company’s relationship and interaction with the Government of Mongolia, Oyu Tolgoi LLC (“OTLLC”), Rio Tinto and Turquoise Hill Resources. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term power source for the Oyu Tolgoi underground mine; the ability of OTLLC to draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; delays, and the costs which would result from delays, in the development of the underground mine; projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.  Other uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; the size, grade and continuity of deposits not being interpreted correctly from exploration results; the results of preliminary test work not being indicative of the results of future test work; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by Rio Tinto, Turquoise Hill and/or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as power, water, skilled labour, transportation and appropriate smelting and refining arrangements; and misjudgments in the course of preparing forward-looking statements.

In addition, there are also known and unknown risk factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licenses or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the Company’s most recently filed Management’s Discussion and Analysis and in the Company’s Annual Information Form for the financial year ended December 31, 2016, dated March 10, 2017 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

FURTHER INFORMATION

David Jan
Investor Relations
Entrée Resources Ltd.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 1-866-368-7330
E-mail: djan@entreeresourcesltd.com